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July 8, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: RiverSource International Series, Inc.
       Threadneedle Asia Pacific Fund

    Post-Effective Amendment No. 51
    File No. 2-92309/811-4075

Dear Ms. Mengiste:

Pursuant to Rule 461, RiverSource Fund Distributors, Inc., the Principal Underwriter, respectively requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on July 9, 2009, or as soon as practicable thereafter.

Sincerely,

RiverSource Fund Distributors, Inc.
(Principal Underwriter)


/s/ Patrick T. Bannigan
-------------------------------------
Patrick T. Bannigan
Vice President